NetSol Technologies, Inc.
24025 Park Sorrento, Suite 410
Calabasas, CA  91302

Stephen Krikorian
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	NetSol Technologies, Inc. Form 10-K for the Fiscal Year Ended June 30, 2013 Filed September 12, 2013 Form 10-Q for the Quarterly Period Ended March 31, 2014 Filed May 14, 2014 File No. 000-22773

Dear Mr. Krikorian:

Form 10-K for the Fiscal Year Ended June 30, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Plan Operations

Liquidity and Capital Resources, page 25

1.
We note from your response to prior comment 5 that you no longer disclose days sales outstanding. This appears to be important information necessary to an understanding of your underlying cash flows and the indicative value of historical cash flows. Tell us your consideration of disclosing the days sales outstanding at each balance sheet date and the impact it has on your cash flows. In addition, your disclosures should clarify that revenues in excess of billing are not included in your days sales outstanding calculation. We refer you to Section IV.B of SEC Interpretive Release 33-8350.

Response:

We have noted your comment and will provide this information in our future filings.

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies
(A) Principles of Consolidation, page F-9

2.
We note your response to prior comment 9.  Please tell us the variable interest entities (“VIE’s”) that you consolidate. Explain how you determine whether you are the primary beneficiary. Provide us with your analysis that demonstrates you control the variable interest entities. We refer you to ASC 810-10-25-38. Further, clarify whether you have any variable interest in a VIE when you are not the primary beneficiary.

Response:

In addition to our earlier response to your prior comment 9, please see that we have a Wholly Foreign Owned Entity in China in which the Company has 100% direct ownership. The Company operates full control over this Chinese entity through this direct ownership and therefore, we believe that this entity doesn’t fall under the VIE definition.

Note 9. Intangible Assets, page F-19

3.
We note your response to prior comment 11. Please explain why the $22.1 million of capitalized product licenses related to the new product that are under development will begin to be amortized subsequent to June 30, 2018. In this respect, we note from a recent press release that you have announced the introduction and global release of the NFS Ascent product. Explain in greater detail why you believe these capitalized product license costs qualify for capitalization and cite the accounting guidance that you relied upon. In addition, explain how you test for impairment consideration that amortization will not begin until subsequent to June 30, 2018.

Response:

As required by ASC 985-20-25-1, our policy is to expense research and development costs incurred for internally developed computer software products until technological feasibility is established.  For each project, we perform a technological feasibility study.  Per ASC 985-20-25-3, once technological feasibility is established, we capitalize costs associated with the product until it is available for general use as prescribed by ASC 985-20-25-6 and then we amortize the capitalized costs using the straight-line method over the remaining estimated economic life as allowed by ASC 985-20-35-1 (b).  At the finalization of our 10K for the year ended June 30, 2013, NFS Ascent was not available for general use and as such we had not begun amortizing the product.  Because we were not certain of the release date, we presented the amount in the column heading “Thereafter” to give a better view of actual amortization expense for next periods. Since the product has been completed during the fiscal year ended June 30, 2014, we have started amortizing the product over its estimated life of 10 years.  As required by US GAAP, we test for impairment on an annual basis unless an event occurs which would require us to test for impairment at an interim date.  At June 30, 2013, we determined that the capitalized costs associated with NFS Ascent did not need to be impaired.  We believed that future revenues of our NFS Ascent would support the capitalized amount.  Through August 4, 2014, we have signed contracts worth $12MM in future revenue related to NFS Ascent.

Note 20. Segment Information and Geographic Areas, page F-38

4.
We note your response to prior comment 16. Please clarify your disclosures in future filings to clearly explain the difference between your revenues from unaffiliated customers in each global region or segment and your geographic information by country.

Response:

We have noted your comments for future compliance.

Form 10-Q for the Quarterly Period Ended March 31, 2014
Consolidated Financial Statements
Note 9. Goodwill, page 11

5.
We note from your response to prior comment 17 that you performed a qualitative analysis and determined that it was not necessary to perform the two-step goodwill impairment test as you did not believe that it was more likely than not that the fair value of a reporting unit was less that its carrying amount, including goodwill. Please provide us with a detailed analysis supporting this determination for each reporting unit. Include a description of the methods and key assumptions used and how the key assumptions were determined. Tell us your pipeline of contracts and the probability of closing the contracts for each reporting unit. Explain in greater detail how your analysis considered the significant decline in your market capitalization and revenues since your fiscal year end. Your analysis should describe the significance of all identified events and circumstances that you considered in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. We refer you to ASC 350-20-35-3C (C) and (G).

Response:

For each reporting unit which had recorded goodwill, we performed the qualitative analysis using ASC 350-20-35-3C (a) through (g) as a guide.  Our qualitative analysis for each reporting unit is as follows:

NetSol Technologies Americas, Inc. (“NTA”) – Goodwill is $4,664,100

Factor (a):

Macroeconomic conditions such as a deterioration in general economic conditions, limitations on accessing capital, fluctuations in foreign exchange rates, or other developments in equity and credit markets

Analysis (a):

The general economic condition for the United States appeared to be stable with real gross domestic product increasing 2.6% in the fourth quarter of 2013.  The Equipment Leasing and Finance Association reported that cumulative new business volume for 2013 rose 3% over 2012.

Factor (b):

Industry and market considerations such as a deterioration in the environment in which an entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics (consider in both absolute terms and relative to peers), a change in the market for an entity’s products or services, or a regulatory or political development

Analysis (b):

We did not note any deterioration in the environment or an increased competitive environment in which we operate.

Factor (c):

Cost factors such as increases in raw materials, labor, or other costs that have a negative effect on earnings and cash flows

Analysis (c):

During the nine months ended March 31, 2014, there were no significant increases in costs compared to the period ended March 31, 2013 or compared to the previous quarter.  NTA’s gross profit margin was 40% and 50% for the nine months ended March 31, 2014 and 2013, respectively.  NTA’s sales and marketing expenses for the nine months ended March 31, 2014 increased approximately $204,000 compared to the nine months ended March 31, 2013.  The increase was due to the hiring of new personnel to assist in marketing and selling NFS Ascent.

Factor (d):

Overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods

Analysis (d):

Revenue for the nine months ended March 31, 2014 decreased approximately $1,064,000 compared to the nine months ended March 31, 2013.  NTA had anticipated a decrease in revenues for fiscal year 2014 as it focused on marketing and selling NFS Ascent.  Maintenance and service revenue decreased slightly during the nine months ended March 31, 2014 compared to the nine months ended March 31, 2013.  NTA has the following proposals in the pipeline:

Prospect Name	Potential Value	Probability
Customer A	$6,000,000	85%
Customer B	$2,000,000	15%
Customer C	$10,000,000	30%
Customer D	$1,000,000	20%
Customer E	$1,500,000	25%
Customer F	$8,000,000	25%

The probability for closing each project is determined by using the following table:

Percentages	Definition (Pre project stages)
10-20	•	An identified opportunity deemed beneficial for the client is being pursued by NetSol
	•	a response/interest level from prospective client is yet to be received.
20-40	•	Mild interest expressed by the client in initiating the project
	•	Uncertain at present whether to go forward with it.
	•	Client might require additional information about the System/opportunity.
40-60	•	Proposal is submitted to the Client and is being internally reviewed by them
	•	Account Manager is actively engaged with client but the client is uncertain of project go ahead owing to their internal management approvals and priorities.
	•	Post proposal negotiations are underway.
60-80	•	Account Manager is actively engaged with client over project planning.
	•	A tentative Kick off date is given by the client however project Start Date is yet to be mutually finalized.
	•	The account manager is actively engaged in discussing Financials, Timeline of the project.
80-95	•	Final draft of the proposal is accepted by the client.
	•	Account Manager is actively engaged with client
	•	Project timelines, Kickoff Date & Start Date have been mutually agreed.
95-100	•	First onsite activity for the project has commenced.
	•	The contract has been signed by the client.

Factor (e):

Other relevant entity-specific events such as changes in management, key personnel, strategy, or customers; contemplation of bankruptcy; or litigation

Analysis (e):

NTA did not have significant changes in management or key personnel.  NTA did change its strategy to focus on selling NFS Ascent to the U.S. market in addition to continuing to support and maintain its legacy product.  There was no contemplation of bankruptcy and there was no litigation.

Factor (f)

Events affecting a reporting unit such as a change in the composition or carrying amount of its net assets, a more-likely-than-not expectation of selling or disposing all, or a portion, of a reporting unit, the testing for recoverability of a significant asset group within a reporting unit, or recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit

Analysis (f):

From our fiscal year end of June 30, 2013, there were no events that affected NTA such as a change in the composition or carrying amount of its net assets, or a more-likely-than-not expectation of selling or disposing of all or a portion of NTA.

Factor (g):

If applicable, a sustained decrease in share price (consider in both absolute terms and relative to peers).

Analysis (g):

NTA is a private company which is 100% owned by NetSol Technologies, Inc. (“NetSol”) a public company trading on the NASDAQ.  The decrease in NetSol’s stock was triggered by a letter published by Seeking Alpha which was written by a person who had shorted NetSol’s stock.  For the first three quarters, NetSol continued to show a decrease in consolidated revenues and an increase in consolidated costs. This combination continued to drive the share price lower.  However, NetSol had anticipated this decrease in revenue due to the lead times in acquiring customers and closing the deals.  In addition, NetSol PK was hiring and training additional resources preparing for the implementation of NFS Ascent, which increased costs significantly. However we anticipate seeing improvement in our sales and the bottom line through 2015 and into 2016.

Conclusion - NTA:

Based on the above qualitative factors, NTA didn’t believe that it was more likely than not that its fair value was less than its carrying amount, including goodwill.

NetSol Technologies Europe Limited (“NTE”) – Goodwill is $3,471,814

Factor (a):

Macroeconomic conditions such as a deterioration in general economic conditions, limitations on accessing capital, fluctuations in foreign exchange rates, or other developments in equity and credit markets

Analysis (a):

The UK economy grew by 0.8% in the second quarter of 2014, maintaining its rate of growth in the first quarter of the year, according to the latest estimates from the Office for National Statistics (ONS). The economy is now well set to grow by 3% in 2014 which would be the first time it has achieved this since 2007. According to the Total Finance and Leasing Association asset finance in the past 12 months stood at £23.478bn, which was an 8% increase on the 12 months preceding it.

Factor (b):

Industry and market considerations such as a deterioration in the environment in which an entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics (consider in both absolute terms and relative to peers), a change in the market for an entity’s products or services, or a regulatory or political development

Analysis (b):

We did not note any deterioration in the environment or an increased competitive environment in which we operate.

Factor (c):

Cost factors such as increases in raw materials, labor, or other costs that have a negative effect on earnings and cash flows

Analysis (c):

During the nine months ended March 31, 2014, there were no significant increases in costs compared to the nine months ended March 31, 2013 or compared to the previous quarter.  NTE’s gross profit margin was 42% and 54% for the nine months ended March 31, 2014 and 2013, respectively.  The decrease in profit margin was due to the decrease in revenue which will be discussed under factor d.  NTE’s sales and marketing expenses for the nine months ended March 31, 2014 decreased approximately 35,000 compared to the nine months ended March 31, 2013 and general and administrative expenses increased approximately $246,000 primarily due to increases in depreciation and VAT charges.

Factor (d):

Overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods

Analysis (d):

Revenue for the nine months ended March 31, 2014 decreased approximately $557,000 compared to the nine months ended March 31, 2013.  NTE had anticipated a decrease in revenues for fiscal year 2014 as it focused on marketing and selling NFS Ascent.  Maintenance revenue decreased slightly during the nine months ended March 31, 2014 compared to the nine months ended March 31, 2013 whereas services revenue increased by approximately $300K.  When the analysis was performed, NTE had the following proposals in the pipeline:

Prospect Name	Potential Value	Probability
Customer G	€50,000,000 (1)	50%
Customer H	£500,000	80%
Customer I	£360,000	20%
Customer J	£200,000	80%
Customer K	£100,000	60%

The probability factors are determined by using the table in “Analysis (d) under NTNA’s analysis.

(1) As of the filing of this letter, we have learned that we did not receive the contract for customer G.  We anticipate performing the two step goodwill impairment test for the year ended June 30, 2014.

Factor (e):

Other relevant entity-specific events such as changes in management, key personnel, strategy, or customers; contemplation of bankruptcy; or litigation

Analysis (e):

NTE did not have significant changes in management or key personnel.  NTE did change its strategy to focus on selling NFS Ascent to the European market in addition to continuing to support and maintain its legacy product.  There was no contemplation of bankruptcy and there was no litigation.

Factor (f)

Events affecting a reporting unit such as a change in the composition or carrying amount of its net assets, a more-likely-than-not expectation of selling or disposing all, or a portion, of a reporting unit, the testing for recoverability of a significant asset group within a reporting unit, or recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit

Analysis (f):

From our fiscal year end of June 30, 2013, there were no events that affected NTE such as a change in the composition or carrying amount of its net assets, or a more-likely-than-not expectation of selling or disposing of all or a portion of NTE.

Factor (g):

If applicable, a sustained decrease in share price (consider in both absolute terms and relative to peers).

Analysis (g):

NTE is a private company which is 100% owned by NetSol.  The decrease in NetSol’s stock was triggered by a letter published by Seeking Alpha which was written by a person who had shorted NetSol’s stock.  For the first three quarters, NetSol continued to show a decrease in consolidated revenues and an increase in consolidated costs. This combination continued to drive the share price lower.  However, NetSol had anticipated this decrease in revenue due to the lead times in acquiring customers and closing the deals.  In addition, NetSol PK was hiring and training additional resources preparing for the implementation of NFS Ascent, which increased costs significantly. However, we anticipate seeing improvement in our sales and the bottom line through 2015 and into 2016.

Conclusion - NTE:

Based on the above qualitative factors, NTE didn’t believe that it was more likely than not that its fair value was less than its carrying amount, including goodwill. However, if NTE does not get the contract with Customer G, then we believe that the goodwill would be impaired and we would take an impairment charge in the respective reporting period.

NetSol Technologies, Ltd (Pakistan subsidiary) (“NTPK”) – Goodwill is $1,303,372

Factor (a):

Macroeconomic conditions such as a deterioration in general economic conditions, limitations on accessing capital, fluctuations in foreign exchange rates, or other developments in equity and credit markets

Analysis (a):

The general economic condition for Asia Pacific is quite stable.  The Leasing & Finance segment in the Asia Pacific region continues to post double digit growth, with penetration rates in major markets like China and Indonesia being less than 10%, hence continued growth can be expected in these markets. Also, strong interest is being witnessed in Asian markets by global companies from Europe, Japan and the Americas and hence significant investments are being made given solid fundamentals.

Factor (b):

Industry and market considerations such as a deterioration in the environment in which an entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics (consider in both absolute terms and relative to peers), a change in the market for an entity’s products or services, or a regulatory or political development

Analysis (b):

We did not note any deterioration in the environment or an increased competitive environment in which we operate.

Factor (c):

Cost factors such as increases in raw materials, labor, or other costs that have a negative effect on earnings and cash flows

Analysis (c):

During the nine months ended March 31, 2014, NTPK was hiring and training personnel to prepare for the launch of NFS Ascent. These salaries and benefit expenses were recorded as cost of sales which caused the gross profit percentage to decrease to 9% for the nine months ended March 31, 2014 from 56% for the nine months ended March 31, 2013.  The decrease in profit margin was also due to the decrease in revenue which will be discussed under factor d.  NTPK’s sales and marketing expenses for the nine months ended March 31, 2014 increased approximately $267,000 compared to the nine months ended March 31, 2013 and general and administrative expenses decreased approximately $50,000.

Factor (d):

Overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods

Analysis (d):

Revenue for the nine months ended March 31, 2014 decreased approximately $6.6MM compared to the nine months ended March 31, 2013.   NTPK had anticipated a decrease in revenues for fiscal year 2014 as it focused on marketing and selling of NFS Ascent.  Maintenance revenue had a slight increase of approximately $227,000, but service revenue decreased by approximately $4.0MM during the nine months ended March 31, 2014 compared to the nine months ended March 31, 2013.  NTPK has the following proposals in the pipeline:

Prospect Name	Potential Value	Probability
Customer L	$8,000,000	60%
Customer M	$5,000,000	50%
Customer N	$1,000,000	70%
Customer O	$5,000,000	45%
Customer P	$2,500,000	50%
Customer Q	$1,000,000	50%

The probability factors are determined by using the table in “Analysis (d) under NTNA’s analysis.

In addition to the above, NTPK already has contracts worth $10,000,000 signed after the reporting of financial results as of March 31, 2014 till the date of this response.

Factor (e):

Other relevant entity-specific events such as changes in management, key personnel, strategy, or customers; contemplation of bankruptcy; or litigation

Analysis (e):

NTPK did not have significant changes in management or key personnel.  NTPK did change its strategy to focus on selling NFS Ascent to the Asia Pacific market in addition to continuing to support and maintain its legacy product.  There was no contemplation of bankruptcy and there was no litigation.

Factor (f)

Events affecting a reporting unit such as a change in the composition or carrying amount of its net assets, a more-likely-than-not expectation of selling or disposing all, or a portion, of a reporting unit, the testing for recoverability of a significant asset group within a reporting unit, or recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit

Analysis (f):

From our fiscal year end of June 30, 2013, there were no events that affected NTPK such as a change in the composition or carrying amount of its net assets, or a more-likely-than-not expectation of selling or disposing of all or a portion of NTPK.

Factor (g):

If applicable, a sustained decrease in share price (consider in both absolute terms and relative to peers).

Analysis (g):

NTPK is a publicly held company trading on the Karachi Stock Exchange (KSE) and NetSol owns approximately 64% of its shareholding. As of June 30, 2013, NTPK was being traded at KSE at a price of PKR 32.49 per share. The trading price of NTPK as on March 31, 2014 was PKR 34.47 per share.

Conclusion - NTPK:

Based on the above qualitative factors, NTPK didn’t believe that it was more likely than not that its fair value was less than its carrying amount, including goodwill.

Virtual Lease Services Limited (“VLS”) – Goodwill is $214,044

Due to the fact that the goodwill related to VLS represents only 2.2% of total goodwill, a detailed qualitative analysis was not performed at quarter end.

If you have any further comments and/or questions, please contact the undersigned, or Patti L. W. McGlasson, Sr. V.P. Legal and Corporate Affairs, General Counsel and Corporate Secretary at (818) 222-9195.

Sincerely,

/s/ Najeeb Ghauri
Najeeb Ghauri
Chief Executive Officer

cc:  Roger Almond, CFO
Patti L. W. McGlasson